EXHIBIT 99.1

NewsRelease

TransCanada Files 2013 Annual Disclosure Documents

CALGARY, Alberta – February 21, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) has today filed with Canadian securities authorities:

•	Audited Consolidated Financial Statements for the year ended December 31, 2013 with related Management’s Discussion and Analysis (Annual Report); and

•	Annual Information Form for the year ended December 31, 2013.

In addition, TransCanada filed its Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2013.

Copies of the filed documents are available at sedar.com, sec.gov (for the Form 40-F) and in the Investor Centre section of the company website at www.transcanada.com.  Shareholders may request a paper copy of the audited Consolidated Financial Statements free of charge by calling the company at 1.800.661.3805.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522